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November 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
 Attn: Mr. Mark Cowan

Re:	Angel Oak Strategic Credit Fund (File Nos. 333-220480 and 811-23289)

Dear Mr. Cowan:

This letter responds to comments that you conveyed in a letter dated October 13, 2017, in connection with your review of the registration statement on Form N-2 (“Registration Statement”) for Angel Oak Strategic Credit Fund (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on September 15, 2017.  The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. The Fund intends to file Pre-Effective Amendment No. 1 at a future date, which will reflect the responses below.

PROSPECTUS

General

1.
Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the Registration Statement. In particular, whether the registrant intends to request exemptive relief from various provisions of the 1940 Act in order to issue multiple classes of shares.

Response: The Fund currently intends to submit an exemptive application for multi-class relief at a future date. If the SEC grants such exemptive relief, the Fund will file a post-effective amendment to the Registration Statement, which will include information about any additional share classes to be offered in the future. The Fund has updated the Registration Statement to note that the Fund will be seeking such exemptive relief and may offer additional share classes in the future.

Cover Page

2.	Comment: Please disclose any minimum required offering proceeds in order to begin operating the Fund. Also, please disclose any arrangements to escrow proceeds prior to reaching this minimum required amount. See Instruction 5 to Item 1 of Form N-2.

Response: The Fund does not have a minimum amount of required proceeds to begin operating and, therefore, the Fund will not have any arrangements to escrow proceeds prior to the commencement of operations.

3.
Comment: The disclosure states that the Fund expects to concentrate its investments (i.e., invest more than 25% of its total assets). The Instruction to Item 8(2)(b) of Form N-2 defines concentration as investing 25 percent or more of the fund’s “total assets” in an industry or group of industries. Please revise all references in the disclosure accordingly.

Response: The disclosure relating to the concentration of investments in the Registration Statement has been revised in response to this comment.

Summary of Terms (pages 1-10)

4.	Investment Opportunities and Strategies

a.
Comment: The disclosure states that the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in “credit-related instruments,” which includes corporate debt and preferred securities, such as preferred securities of banks and diversified financial companies. In the Staff’s view, a fund with the term “Credit” in its name is required to have a policy of investing 80% in debt securities. Please explain to the Staff how the Fund’s investment in preferred securities meets the 80% test.

Response:  The Fund respectfully believes that “credit-related instruments” may be reasonably interpreted to suggest investments in income-producing securities, including preferred stock. The Fund believes that preferred stock, which is often considered a hybrid security, possesses attributes similar to both equity and fixed income securities. For example, preferred stock has established dividends, similar to the fixed coupon typically paid on bonds, and is not recipient of residual income like an equity dividend. While the dividends of a preferred stock are deferrable, there are similar fixed income securities (such as contingent capital notes) that also have deferrable coupon features. Please note that the Fund anticipates investing 80% of its net assets in credit-related instruments not including the Fund’s investments in preferred stocks, but, for the reasons discussed above, the Fund believes it is reasonable to include preferred stock in its 80% policy.

b.
Comment: Please disclose whether the 80% policy is fundamental or non-fundamental. If non-fundamental, please disclose that the Fund will provide shareholders with at least 60 days’ notice prior to any changes. See Rule 35d-1(a)(3)(iii) under the 1940 Act.

Response: The disclosure in the Registration Statement has been revised to reflect the fact that the 80% policy is non-fundamental and that the Fund will provide shareholders with at least 60 days’ notice prior to any changes.

c.
Comment: Please add disclosure about the Fund’s investment in fixed income securities, including: the expected average duration and maturity of such investments; an explanation of duration and sensitivity to interest rates, including an example (e.g., if a portfolio has a duration of three years, and interest rates increase by 1%, the portfolio would decline in value by approximately 3%); and an explanation of the difference between maturity and duration.

Response: The following disclosure has been added to the Registration Statement in response to this comment:

The Fund does not have a policy to target a particular average maturity or duration and may invest in fixed income securities of any maturity or duration. Maturity refers to the length of time until a bond’s principal is repaid with interest. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates that incorporates a security’s yield, coupon, final maturity and call features, among other characteristics. For example, if a portfolio has a duration of three years, and interest rates increase (fall) by 1%, the portfolio would decline (increase) in value by approximately 3%. However, duration may not accurately reflect the true interest rate sensitivity of instruments held by the Fund and, therefore the Fund’s exposure to changes in interest rates.

d.
Comment: The disclosure states that, for purposes of the Fund’s 80% investment policy, the Fund may also invest in derivative instruments that are linked to, or provide investment exposure to, credit instruments. Please clarify how the Fund will value those derivatives for purposes of the 80% policy. Please note that it is the Staff’s position that the 80% test in Rule 35d-1 is an asset-based test, not an exposure test, and that all assets, including derivative positions, must be valued on a mark-to-market basis for purposes of calculating compliance with the test.

Response: The disclosure in the Registration Statement has been revised to reflect the fact that the Fund will value derivatives for purposes of the 80% policy on a mark-to-market basis.

5.
Comment: Management Fee. Please disclose that, because the investment advisory fees are also based on assets attributable to the Fund’s use of leverage, the Adviser may have a conflict of interest in determining whether to use or increase the Fund’s use of leverage. If true, please also disclose that the Adviser will: (a) base its decision regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund; and (b) seek to manage that potential conflict by periodically reviewing the Fund’s performance and use of leverage with the Fund’s Board of Trustees.

Response: As disclosed in the Registration Statement, the Fund’s management fee is equal to 1.25% of the Fund’s “average daily net assets.” Unlike many other closed-end funds that have advisory fees based on “total assets” or “gross assets,” which reflect the use of leverage without the liability associated with the borrowing, the Fund’s management fee is based on “net assets,” which take into account the liability associated with the borrowing. As a result, the Fund’s management fee is not based on assets attributable to the Fund’s use of leverage, and there is no potential conflict of interest for the Adviser relating to the use of leverage. Accordingly, the Fund respectfully declines to make any changes to the disclosure in the Registration Statement in response to this comment.

6.	Risk Factors

a.	Comment: Please consider using topic headings for each principal risk of investing in the Fund. For example, see “Risk Relating to Investment Strategies and Fund Investments” beginning on page 15.

Response:  The disclosure in the Registration Statement has been revised in a manner consistent with the comment.

b.
Comment: The prospectus states a policy to concentrate in residential mortgage-backed securities (agency and non-agency) and commercial mortgage-backed securities. Please include in the principal risks section a discussion of the risks of concentrating in those industries.

Response: The following disclosure has been added to the Registration Statement:

Concentration in Certain Mortgage-Backed Securities. The risks of concentrating in residential mortgage-backed securities (agency and non-agency) and commercial mortgage-backed securities include susceptibility to changes in interest rates and the risks associated with the market’s perception of issuers, the creditworthiness of the parties involved and investing in real estate securities.

c.
Comment: With respect to return of capital distributions, please add disclosure to explain that such distributions will reduce an investor’s tax basis and that, in certain circumstances, such investor may be subject to tax even though the investor has experienced a net loss on his/her investment in the Fund.

Response: The disclosure in Registration Statement has been revised as follows:

Distributions. The Fund’s distributions may include a return of capital, thus reducing a shareholder’s cost basis in his or her Fund shares and reducing the amount of capital available to the Fund for investment. A shareholder who receives a capital distribution may be subject to tax even though the shareholder has experienced a net loss on his or her investment in the Fund. Any capital returned to shareholders through distributions will be distributed after the payment of fees and expenses;

d.	Comment: The disclosure states there are “significant and potential conflicts of interest” that could impact the Fund’s investment returns. Please identify these conflicts of interest.

Response:  The disclosure has been revised as follows:

Conflicts of Interest Risk. There are significant and potential conflicts of interest that could impact the Fund’s investment returns, including the potential for portfolio managers to devote unequal time and attention to the management of Fund and any other accounts managed; identify a limited investment opportunity that may be suitable for more than one client; and acquire material non-public information or otherwise be restricted from trading in certain potential investments;

Summary of Fees and Expenses (page 11)

7.	Comment: Please insert “(as a percentage of net assets attributable to Common Shares)” as part of the caption “Annual Expenses.” See Item 3.1 of Form N-2.

Response: The Fund notes that the disclosure in the Registration Statement has been revised to define “Shares” as common shares of beneficial interest. As a result, the disclosure has been revised to read “(as a percentage of net assets attributable to Shares (i.e., common shares)).”

8.
Comment: The prospectus indicates that the Fund may invest in other investment companies. If Acquired Fund Fees and Expenses (“AFFE”) are expected to exceed .01% of the Fund’s average net assets, they should be reflected in a separate line item in the fee table. If not, please confirm that such fees are included in the line item for “Other Expenses” in the Table. See Item 3, Instruction 10 of Form N-2.

Response: The Fund confirms that AFFE are not expected to exceed .01% of the Fund’s average net assets and that such fees are included in the line item for “Other Expenses” in the Table.

9.
Comment: We note the fee table includes a line item for expenses associated with short sales. If the Fund expects to use short sales as a principal strategy, please revise the strategy disclosure as appropriate to cover the use of short sales.

Response: The Fund does not expect to use short sales as a principal strategy, and the disclosure has been revised to exclude the line item for expenses associated with short sales.

The Adviser (page 12)

10.	Comment: Please disclose the principal business address of the investment adviser to the Fund.

Response: The disclosure in the Registration Statement has been revised to include the principal business address of the investment adviser to the Fund.

Use of Proceeds (page 12)

11.
Comment: Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objective and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. If the registrant expects the investment period to exceed three months, the reasons for the expected delay should be stated. It is the view of the Division that an investment company generally, in order to operate in accordance with its investment objective and policies as disclosed in its registration statement, must not take in excess of six months to invest proceeds. See Guide 1 to form N-2.

Response: The following disclosure has been added:

The Fund currently intends to fully invest substantially all of the net proceeds in accordance with its investment objectives and policies within three months after receipt thereof. However, certain investments may be delayed up to an additional three months if suitable investments are unavailable at the time or for other reasons, such as market volatility and lack of liquidity in the markets of suitable investments.

Investment Objective and Strategies (pages 12-15)

12.
Comment: Since the disclosure in this section describes investments in derivative instruments, please review the Fund’s principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments (and the associated principal risks) that the Fund intends to use to achieve its investment objective. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010; see also Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf. Please also confirm supplementally that each type of instrument named in the derivatives risk disclosure is consistent with the investment strategy of the Fund.

Response: The Fund has reviewed its principal strategies and principal risk disclosures with respect to derivative instruments. In this regard, the Fund believes that the disclosure is not too generic or standardized and that it describes the actual derivative instruments that the Fund intends to use to achieve its investment objective and the associated principal risks.

The Fund supplementally confirms that each type of instrument named in the derivatives risk disclosure is consistent with the investment strategy of the Fund. In response to the Staff’s comment and, based on a further review of the investment strategies, the Fund has added equity options as a non-principal investment in addition to the derivative instruments listed in the Registration Statement.

Types of Investments and Related Risks (pages 15-29)

13.
Comment: Please clarify whether all the risks described in this section are the principal risks of investing in the Fund. We note that certain risks described here are not identified as principal risks in the “Risk Factors” section of the synopsis.

Response: The disclosure in the Registration Statement has been revised to clarify which risks are the principal risks of investing in the Fund.

14.	Comment: Concentration in Mortgage-Backed Securities. Please consider revising the disclosure to read:

Concentration risk results from maintaining increased exposure to the performance of the residential and commercial mortgages held in the mortgage-backed securities in which the Fund will invest. The risk of concentrating in these types of investments is that the Fund will be more susceptible to the risks associated with mortgage-backed securities as discussed below.

Response: The disclosure in the Registration Statement has been revised in a manner consistent with the comment.

15.
Comment: Derivatives Risks – Swaps. The Fund’s use of swaps may include “credit default swaps.” The disclosure states that the Fund will “cover” its swap positions by segregating an amount of cash and/or liquid securities as required by the 1940 Act and applicable SEC interpretations and guidance from time to time. Please confirm that, in cases where the Fund is the writer, or seller, of the swap agreement, the segregated amount will be equal to the full, un-netted, amount of the Fund’s contractual obligation if the Fund had to pay up (sometimes referred to as the “notional amount”).

Response: The disclosure in the Registration Statement has been revised to indicate that, in cases where the Fund is the writer, or seller, of a swap agreement, the segregated amount will be equal to the full, un-netted amount of the Fund’s contractual obligation if the Fund had to pay up.

16.
Comment: Equity and General Market Risk. The disclosure references the Fund’s “investments in equity securities.” However, it does not appear that investing in equities is described as an investment strategy of the Fund. Please reconcile the apparent inconsistency.

Response: The disclosure in the Registration Statement has been revised to remove the references to “investments in equity securities.”

17.	Comment: Fixed-Income Instruments Risks. Please provide an example showing how an increase of 1% in interest rates affects the value of the Fund’s assets at a given duration.

Response: The following disclosure has been added to the Registration Statement in response to this comment:

For example, if a portfolio has a duration of three years, and interest rates increase (fall) by 1%, the portfolio would decline (increase) in value by approximately 3%.

18.
Comment: Illiquid Securities Risk. The last sentence of the second paragraph states that liquidity risk may impact the Fund’s ability to meet “shareholder redemptions” and as a result, the Fund may be forced to sell securities at inopportune prices. Inasmuch as the Fund is a closed-end interval fund, please revise the reference from “redemptions” to “repurchase requests.” See Rule 23c-3(d) under the 1940 Act.

Response: The disclosure has been revised to replace the reference to “redemptions” with “repurchase requests.”

19.
Comment: Large Shareholder Transactions. The disclosure states that shares of the Fund are offered to certain large investors. As a result, the Fund is subject to the risk that those shareholders may purchase or redeem a large amount of shares of the Fund. To satisfy such large shareholder redemptions, the Fund may have to sell portfolio securities at inopportune prices. Inasmuch as the Fund is a closed-end interval fund, and the Fund will be making quarterly repurchase offers between five percent and 25 percent of its common shares outstanding consistent with its Share Repurchase Program, please consider revising the disclosure. We note there are subsequent references to “redemptions” in the prospectus and Statement of Additional Information that may not be applicable to a closed-end interval fund. Please revise the disclosure as applicable.

Response: The disclosure throughout the Registration Statement has been revised to remove references to “redemptions” where applicable.

20.
Comment: Energy Sector Risk. The disclosure states that the Fund may invest significantly in securities tied to the energy sector and energy infrastructure. However, it does not appear that investing in the energy sector is described as an investment strategy of the Fund. Please reconcile the apparent inconsistency

Response: This disclosure has been removed from the prospectus and added to the Statement of Additional Information because it is not a principal risk of the Fund.

21.
Comment: Closed-end Interval Fund; Liquidity Risks. Please revise this heading to read: “Non-Listed Closed-end Interval Fund; Liquidity Risks.” In addition, if the Fund’s 80% investment policy is not a fundamental policy, please disclose the risks associated with a potential change in Fund policy by the board (i.e., investors may be left holding an investment with a strategy they did not anticipate, and limited means by which they may dispose of their investment in the Fund).

Response: The heading has been revised to read: “Non-Listed Closed-end Interval Fund; Liquidity Risks.” In addition, the following disclosure regarding the risks associated with a potential change in Fund policy by the Board has been added:

In addition, because the Fund’s non-fundamental policies (including its policy to invest under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in credit-related instruments) may be changed by a vote of the Board of Trustees without the approval of shareholders, in the event of such a change, you may hold an investment with a strategy you did not anticipate, with limited means by which to dispose of your investment in a timely manner.

Fund Expenses (page 33-34)

22.
Comment: Expense Limitation Agreement. We note that the Adviser has voluntarily agreed to waive its fees and/or reimburse certain expenses for the first six months of the Fund’s operations. With respect to the Adviser’s ability to recoup advisory fees and/or Fund expenses, please note that recoupment terms are limited to the following conditions: (1) amounts may be recouped only within three years from that date when an amount is waived/reimbursed; (2) the Fund must be able to make the repayment to the adviser without exceeding the net expense ratio in place at the time such amounts were waived; and (3) the Fund must be able to make the repayment to the adviser without exceeding its current net expense ratio.

Response: The Adviser does not intend to recoup advisory fees and/or Fund expenses. The Fund has made changes to the disclosure in the Registration Statement accordingly.

Management Fee (page 35)

23.	Comment: Please disclose that the management fee paid by the Fund may be higher when leverage is utilized.

Response: The Fund respectfully declines to make any changes in response to this comment. Please see the response to Comment 5 above.

Share Repurchase Program (page 38)

24.	Comment: With respect to the Fund’s status as an interval fund, please disclose how it will meet the requirements of Rule 23c-3(b)(10) in light of the illiquid nature of the Fund’s investments.

Response: The Fund has revised the Registration Statement to include the following disclosure:

Consequences of Repurchase Offers

From the time the Fund sends the Shareholder Notification until the Repurchase Pricing Date for that offer, the Fund must maintain assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, such assets will consist of investments that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the Repurchase Payment Deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Other Risks Related to the Fund — Repurchase Offers Risks” above. In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders.  For a discussion of these tax consequences, see “Tax Aspects” below and in the Statement of Additional Information.

Tax Aspects (page 43)

25.	Comment: Please specifically address whether shareholders will be subject to the alternative minimum tax. See Instruction 2 to Item 10.4 of Form N-2.

Response: The following disclosure has been added to the Registration Statement in response to this comment:

As with any taxable investment, Shareholders may be subject to the federal alternative minimum tax on their income (including taxable income from the Fund), depending on their individual circumstances.

Plan of Distribution (page 52)

26.
Comment: With respect to the Fund’s plan for distributing Shares, will the Fund only be sold through certain channels? Also, has the Fund considered adopting any suitability or eligibility requirements for prospective investors?

Response: The Fund primarily will be sold through third-party financial intermediaries. With respect to eligibility requirements, the Fund notes that it has established a minimum initial investment of $50,000.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Risks (pages 1-15)

27.
Comment: Convertible Securities. We note that the Fund invests in convertible securities. If the Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether, and to what extent, the Fund intends to invest or currently invests in CoCos.

Response: The Fund does not intend to invest principally in contingent convertible securities. However, the Fund may invest in CoCos on a limited basis and, therefore, disclosure has been added to the Statement of Additional Information.

28.
Comment: Securities Lending. In the last sentence of the third paragraph, please clarify “cash-equivalent collateral.” The Fund can only accept as collateral cash, US government and agencies securities, and irrevocable standby letters of credit issued by a bank that is not the Fund’s lending agent. It is not all cash equivalents.

Response: The following disclosure has been added to the Registration Statement in response to this comment:

During the time securities are on loan, the borrower will pay the Fund any accrued income on those securities, and the Fund may invest the cash collateral and earn income or receive an agreed-upon fee from a borrower that has delivered, as collateral, cash, U.S. Government securities and standby letters of credit issued by a bank that is not the Fund’s lending agent.

Investment Restrictions (pages 16-17)

29.	Comment: With respect to the Fund’s fundamental policy on borrowing money, please state the purpose for which the proceeds of such borrowing will be used. See Item 17.2.c of Form N-2.

Response: The disclosure has been revised as follows:

The Fund expects to use proceeds from borrowing for investment purposes and to satisfy shareholder repurchase requests.

30.	Comment: Please revise the interpretation of the fundamental investment policy of the Fund related to concentration to read:

Under current SEC and SEC staff interpretation, the Fund would “concentrate” its investment if 25% or more of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry or group of related industries. . . .

Also, with respect to municipal securities, please revise the limitation to exclude private activity municipal securities whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity.

In addition, language stating that there will be no limit on “investment in issuers domiciled in a single jurisdiction” suggests that the Fund may invest more than 25% of its assets in issuers of a particular industry if they are all in a single jurisdiction. This constitutes a freedom of action to concentrate that violates the requirement in Section 8(b)(1). The staff takes the position that “[f]reedom of action to concentrate pursuant to management’s investment decision has been considered by the staff to be prohibited by Section 8(b)(1) of the Investment Company Act, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made.” See Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975). Please delete the sentence.

Response: The fundamental investment policy disclosure has been revised to reflect the fact that Form N-2 defines concentration as investing “25 percent or more” of a fund’s total assets.

The Fund confirms that for purposes of determining concentration, municipal securities excludes private activity municipal securities whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity.

The Fund interprets the provision regarding no limit on “investment in issuers domiciled in a single jurisdiction” to mean that the Fund’s concentration policy does not preclude the Fund from investing 25% or more of the Fund’s total assets in issuers of industries domiciled in a single jurisdiction. The Fund does not interpret this provision to mean that the Fund may invest 25% or more of the Fund’s total assets in issuers of a particular industry if they are all in a single jurisdiction. The Fund is unaware of any formal Staff position or other regulatory requirement that issuers domiciled in a single jurisdiction must necessarily be considered members of the same industry for purposes of a fundamental policy relating to concentration.

The Fund notes that this fundamental investment policy disclosure is not specific to the Fund. Accordingly, in an effort to promote consistency across the fund complex, the Fund respectfully declines to make any further changes to the disclosure in the Registration Statement in response to this comment.

About the Portfolio Managers (pages 22-23)

31.
Comment: Under “Compensation,” the disclosure states that each of the portfolio managers is eligible to receive a discretionary bonus based on a number of factors, including the profitability of the Adviser and the performance of the accounts they manage. Please describe with specificity the criteria of all factors on which payment of the discretionary bonus is based. See Item 21.2 of Form N-2. Further, to the extent there are differences between the method used to determine a portfolio manager’s compensation with respect to the Fund and other accounts managed by such portfolio manager, clearly disclose these differences. See Instruction 3 to Item 21.2 of Form N-2.

Response: The Fund respectfully believes the current disclosure in the Registration Statement with respect to discretionary compensation complies with Item 21 of Form N-2.  Accordingly, the Fund respectfully declines to make any changes in response to this comment.

PART C

Financial Statements and Exhibits

32.	Comment: Please include seed financial statements as required by Section 14(a)(1) of the 1940 Act.

Response: The Fund will include the seed financial statements in Pre-Effective Amendment No. 1 to the Registration Statement.

33.	Comment: Please confirm if the Fund intends to invest in CLO equity and if the Fund will comply with the requirements of ASC 325-40.

Response: The Fund confirms that any investments in CLO equity will comply with the requirements of ASC 325-40.

34.	Comment: Please include the auditor’s consent prior to effectiveness.

Response: The Fund will include the auditor’s consent as an exhibit to Pre-Effective Amendment No. 1 the Registration Statement.

35.
Comment: To the extent the fee waiver/expense reimbursement arrangement is part of a written agreement, please supplementally confirm that you will be filing it as an exhibit to the registration statement as a material contract pursuant to Item 25.2.k of Form N-2.

Response: The Fund confirms that the fee waiver/expense reimbursement arrangement is not a written agreement.

36.
Comment: Please confirm that the Fund has received an opinion of counsel regarding the Fund’s ability to qualify as a registered investment company under Subchapter M of the IRC. Please file the opinion of counsel as an exhibit to the registration statement. For guidance, please see Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

Response: Although the Fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, the Fund notes that it will not be receiving an opinion of counsel regarding the tax status of the Fund. Such an opinion is not required by Form N-2, nor is such an opinion typically filed by closed-end or open-end management investment companies. Therefore, no tax opinion will be filed as an exhibit to the Registration Statement. However, the Fund will receive an opinion of counsel relating to the legality of the Shares being registered, in accordance with Item 25(2)(l) of Form N-2.

Signatures

37.
Comment: At the time the registration statement was filed, it was signed by Daniel Fazioli as Treasurer of the Fund. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by the Fund’s principal financial officer and its comptroller or principal accounting officer in addition to the current signatories. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response: The Fund confirms that all parties required by Section 6(a) of the Securities Act to sign the Registration Statement have signed the Registration Statement. Daniel Fazioli has signed as the Fund’s treasurer. The treasurer is the principal financial officer and principal accounting officer of the Fund, and the treasurer’s status as such is additionally reflected in Section 10 of the Fund’s Amended and Restated By-Laws.

The Fund confirms that, going forward, the Fund will indicate each capacity in which Daniel Fazioli signs the Registration Statement.

*      *      *

Should you have any questions or comments, please contact me at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen